EXHIBIT 1

Richard L. George

President and Chief Executive Officer

March 27, 2003

Dear Suncor Shareholder:

You are invited to attend the annual and special meeting of shareholders of Suncor Energy Inc. to be held at the Sunlife Conference Centre, 210, 140 Fourth Avenue S.W., Calgary, Alberta, on Thursday, April 24, 2003 at 10:30 a.m.

Enclosed with this letter are Suncor’s 2002 annual report, notice of meeting, management proxy circular and form of proxy or voting instruction form.  These materials describe the business to be dealt with at the meeting, and provide you with additional information about Suncor and its directors and executive officers.

We continue to offer electronic access to our shareholder communications to all registered shareholders and most non-registered shareholders.  If you are interested in this service, information on how to register is on the proxy form, voting instruction form or information letter enclosed.  If you have internet access, you may wish to consider this service as it will benefit our environment and reduce costs.  Of course, you are free to continue receiving documents in the mail if this is more suitable to you.

We look forward to and welcome your attendance at the meeting. If you hold your shares in the name of a nominee, such as your brokerage firm, or if you are a registered holder but are unable to attend, or are able to attend but wish to provide your voting instructions in advance, you may complete, sign and return the enclosed form of proxy by mail.  Most shareholders may also vote their shares by telephone or through the internet, as indicated on the enclosed form of proxy, voting instruction form or information letter.  Shareholders choosing telephone or internet voting should not return the enclosed form of proxy or voting instruction form by mail.  Arrangements have been made for Computershare Trust Company of Canada, Suncor’s transfer agent, to count and tabulate proxies in such a manner as to preserve confidentiality of individual shareholder votes.  Under those arrangements, proxies will not be reviewed by Suncor’s management, except where they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or as necessary to meet legal requirements.

Following the meeting, you will have an opportunity to meet Suncor’s directors and executives.  I look forward to seeing you there.

Yours truly,

/s/ RICHARD L. GEORGE
Richard L. George
President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders of Suncor Energy Inc. (the “Corporation”) will be held in the Sunlife Conference Centre, #210, 140 Fourth Avenue S.W., Calgary, Alberta, on Thursday, April 24, 2003, at 10:30 a.m. local time for the following purposes:

(a)                                  to receive the Annual Report and the financial statements for the year ended December 31, 2001 and the report of the auditors thereon;

(b)                                 to elect directors;

(c)                                  to appoint the auditors;

(d)                                 to consider a Shareholder Proposal, and if thought fit, to pass an ordinary resolution requesting the Board of Directors to establish a policy of expensing in the Company’s annual income statements the costs of all future stock options issued to senior Company executives;  and

(e)                                  to transact such other business as may properly come before the meeting or any adjournment thereof.

Further particulars of the above matters are set out in the attached Management Proxy Circular.

Shareholders who are unable to attend the meeting in person are requested to sign and date the enclosed form of proxy and return it in the envelope provided for use at the meeting and any adjournment thereof.  Shareholders may also vote their shares by telephone or through the internet, using the procedures described on the enclosed form of proxy.  Shareholders choosing telephone or internet voting should not return the enclosed form of proxy by mail.

The meeting will also be available to be viewed via webcast on www.suncor.com commencing at 10:30 a.m. on the meeting date.  Shareholders may view the meeting, but will not be able to vote via the webcast.  Shareholders wishing to vote must either attend the meeting in person or submit a form of proxy as described above.

By Order of the Board of Directors

/s/ JANICE B. ODEGAARD
Janice B. Odegaard
Calgary, Alberta	Vice President, Associate General Counsel
February 27, 2003	and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

(Note:  all financial information is reported in Canadian dollars unless otherwise noted)

This Circular is furnished in connection with the solicitation by the management of Suncor Energy Inc. (“Suncor” or the “Company”) of proxies (herein collectively “proxy” or “proxies”) to be used at the Annual and Special Meeting of Shareholders of Suncor (the “Meeting”) to be held in the Sunlife Conference Centre, #210, 140 Fourth Avenue S.W., Calgary, Alberta, on Thursday, April 24, 2003, at 10:30 a.m. local time for the purposes indicated in the Notice of Meeting.  It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means of communication by regular employees of Suncor.  The cost of solicitation will be borne by Suncor.  Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Shares of Suncor (“Common Shares”) and normal handling charges will be paid for such forwarding services.  The record date to determine the shareholders entitled to receive notice of and vote at the Meeting is March 6, 2003 (the “Record Date”).

APPOINTMENT, VOTING AND REVOCATION OF PROXIES

Appointment

Shareholders may convey voting instructions by using the enclosed paper proxy form and returning it by mail or delivering it to the address below; or through either (i) the telephone voting procedure or (ii) the internet voting procedure. By conveying your voting instructions in one of these ways, you can participate in the Meeting through the person or persons named on the form of proxy. Details on using these procedures are described in the materials accompanying this Circular.

Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed proxy form to attend, vote and act for and on behalf of such person at the Meeting. In order to do so the shareholder must insert the name of such other person in the blank space provided in the proxy form or other appropriate form of proxy, and deposit it with the Company or its agent in accordance with the instructions on the enclosed proxy form. Mail and internet are the only methods by which a holder may appoint such other person as proxy.  All paper proxies must be deposited with Suncor’s transfer agent, Computershare Trust Company of Canada, at their Toronto office, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to 4:30 p.m. local time on Monday, April 21, 2003.

Webcast of Meeting

The meeting may also be be viewed via webcast on www.suncor.com commencing at 10:30 a.m. on the meeting date.  Shareholders may view the meeting, but will not be able to vote via the webcast.  Shareholders wishing to vote must either attend the meeting in person or submit a form of proxy as described in this Circular.

Voting

The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for.  If the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  In the absence of instructions, shares will be voted for the election of the directors named herein and for the reappointment of the auditors, and against the Shareholder Proposal, all as more particularly described under the relevant sections of this Circular.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  The management of Suncor is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Revocation

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing and deposited either at the registered office of Suncor, 112  Fourth Avenue S.W., Box 38, Calgary, Alberta, T2P 2V5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Holders of record of Common Shares as at the close of business on March 6, 2003 are entitled to one vote for each whole Common Share so held.  As of February 27, 2003 there were 449,226,332 Common Shares issued and outstanding.  Suncor has no other class or series of voting shares outstanding.

As of February 27, 2003, there is no person who, to the knowledge of the directors and officers of Suncor, beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

ELECTION OF DIRECTORS

Suncor’s Articles of Incorporation stipulate that there shall be not more than fifteen nor fewer than eight directors.  There are currently eleven directors.  In accordance with the Company’s By-laws, the Board of Directors has determined that twelve directors will be elected at the Meeting.

Suncor’s management will propose at the Meeting that the twelve nominees named herein be elected directors.  The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless it is specified in a proxy that the Common Shares it represents shall be withheld from voting in the election of directors, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names appear in the table below.

The Board of Directors is required to have an Audit Committee.  The Board of Directors also has a Board Policy, Strategy Review and Governance Committee, a Human Resources and Compensation Committee, and an Environment, Health and Safety Committee.  For details of the membership and mandates of these committees, see the notes to the table below, “Report on Executive Compensation” and “Statement of Corporate Governance Practices”.

Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies that the Common Shares are to be withheld from voting in the election of directors.

Information for each person proposed to be nominated for election as a director is as follows:

MEL BENSON(1)(2) Calgary, Alberta Periods of Service as a Director: April 19, 2000 to present Common Shares(3): 4,780 Deferred Share Units(4): 1,919 Directors’ Options(8): 24,000

Mel Benson is President of Mel E. Benson Management Services Inc., an international management consulting firm based in Calgary, Alberta.  From 1996 to 2000 Mr. Benson was the Senior Operations Advisor, African Development, Exxon Co. International.  Mr. Benson is also an active member of several charitable and Aboriginal organizations including the Counsel for Advancement of Native Development Officers, the Canadian Aboriginal Professional Association and the National Aboriginal Business Association.

BRIAN A. CANFIELD(5)(6) Point Roberts, Washington Periods of Service as a Director: November 10, 1995 to present Common Shares(3): 7,000 Deferred Share Units(4): 9,794 Directors’ Options(8): 72,000

Brian Canfield is the Chairman of TELUS Corporation, a telecommunications company.  In addition to serving on the Suncor Energy Inc. Board of Directors, Mr. Canfield is also on the boards of BC Gas Inc., Trans Mountain Pipe Line Ltd. and the Toronto Stock Exchange.

SUSAN E. CROCKER Toronto, Ontario Periods of Services as a Director: Nominee Director Common Shares(3): Nil Deferred Share Units(4): Nil Directors’ Options(8): Nil

Susan Crocker is a corporate director and management consultant who serves as a director on the board of Brascan Financial Corporation and on the board of RioCan Real Estate Investment Trust.  Ms. Crocker also serves as a director of a number of arts and community organizations, including Canadian Stage Theatre Company, the AGO Foundation Board and the Toronto Community Foundation.  She is a Managing Director and founder of IQ Alliance, a strategic advisory firm formed in 2002.  From 1996 to 1999 she was Senior Vice President, Equity and Derivative Markets with The Toronto Stock Exchange and from 1999 to 2001 was the President and Chief Executive Officer of the Hospitals of Ontario Pension Plan.

BRYAN P. DAVIES(1) (2)

Etobicoke, Ontario

Periods of Service as a
Director:  January 28, 1991 to April 23, 1996, and April 19, 2000 to present

Common Shares(3):  12,400

Deferred Share Units(4): 5,785

Directors’ Options(8):  32,000

Bryan Davies is Superintendent of the Financial Services Commission of Ontario, an agency of the Ontario Ministry of Finance that regulates insurance, pension and deposit institutions.  Prior to that he was Senior Vice President, regulatory affairs with the Royal Bank of Canada.  Mr. Davies is also active in a number of not-for-profit charitable and professional organizations.  He is a member of Council for the Champlain Society, is Chair of the Canadian Merit Scholarship Foundation, and is currently a director and Treasurer of the Ontario Heritage Foundation.

BRIAN FELESKY(1)(2) Calgary, Alberta Periods of Service as a Director: April 26, 2002 to present Common Shares(3): 5,270 Deferred Share Units(4): 505 Directors’ Options(8): 16,000

Brian Felesky is a partner in the law firm of Felesky Flynn in Calgary, Alberta.  Mr. Felesky also serves as a director on the board of TransCanada Power LP.  Mr. Felesky is actively involved in not-for-profit and charitable organizations.  He is the Chair of Homefront on Domestic Violence, a director of the United Way of Calgary & Area and the Canada West Foundation, as well as a member of the Board of Governors of the Council for Canadian Unity.

JOHN T. FERGUSON(2)(6) Edmonton, Alberta Periods of Service as a Director: November 10, 1995 to present Common Shares(3): 16,845 Deferred Share Units(4): 5,163 Directors’ Options(8): 72,000

John Ferguson is Chairman of the Board of Princeton Developments Ltd., a real estate company in Edmonton, Alberta, as well as Chairman of the Board of TransAlta Corporation in Calgary, Alberta.  Mr. Ferguson is also a director of Bellanca Developments Ltd. and the Royal Bank of Canada.  In addition, he is also a director of the C.D. Howe Institute and the Canadian Institute for Advanced Research. His involvement in the community includes Chancellor of the University of Alberta.

RICHARD L. GEORGE(6)(7) Calgary, Alberta Periods of Service as a Director: February 1, 1991 to present Common Shares(3): 198,554 Deferred Share Units(4): 200,990 Directors’ Options(8): N/A

Richard George is the President and Chief Executive Officer of Suncor Energy Inc.  Mr. George is also a director of Enbridge Inc., Dofasco Inc., and the U.S. offshore and onshore drilling company, GlobalSantaFe Corporation.

JOHN R. HUFF(5)(6) Houston, Texas Periods of Service as a Director: January 30, 1998 to present Common Shares(3): 20,792 Deferred Share Units(4): 10,280 Directors’ Options(8): 48,000

John Huff is Chairman and Chief Executive Officer of Oceaneering International Inc., an oil field services company.  Mr. Huff is also a director of BJ Services Company.  He is also active in a variety of non-profit organizations, serving as a director for the American Bureau of Shipping and the Marine Resources Foundation, Key Largo.  He is also a trustee for the Houston Museum of National Science.

ROBERT W. KORTHALS(2)(6) Toronto, Ontario Periods of Service as a Director: April 23, 1996 to present Common Shares(3): 16,000 Deferred Share Units(4): 9,337 Directors’ Options(8): 64,000

Robert Korthals is the former President of the Toronto-Dominion Bank.  He is currently Chairman of the board of directors of the Ontario Teachers’ Pension Plan, and also is a director of Jannock Properties Limited, Rogers Communications Inc., RTO Inc., Cognos Inc., Gerdau-Ameristeel Inc. and several publicly traded investment funds sponsored by Mulvihill Investments.  He is also a commissioner with the Ontario Securities Commission, and in addition, serves as a director of the Canadian Parks and Wilderness Foundation.

M. ANN MCCAIG(1)(5) Calgary, Alberta Periods of Service as a Director: October 1, 1995 to present Common Shares(3): 10,329 Deferred Share Units(4): 10,770 Directors’ Options(8): 72,000

Ann McCaig is the President of VPI Investments Ltd., a private investment holding company.  Ms. McCaig is actively involved with charitable and community activities.  She is currently Chair of the Alberta Adolescent Recovery Centre, the Co-chair of the Alberta Children’s Hospital Foundation All for One – All for Kids $50 million Campaign, and a trustee of the Killam Estate.  She is also Chancellor Emeritus of the University of Calgary.

MICHAEL O’BRIEN(1) Canmore, Alberta Periods of Service as a Director: April 26, 2002 to present Common Shares(3): 9,347 Deferred Share Units(4): none Directors’ Options(8): none

Michael O’Brien is the former Executive Vice President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., having retired in 2002.  Prior to that, Mr. O’Brien was Executive Vice President of Suncor’s wholly-owned subsidiary, Suncor Energy Products Inc. (formerly Sunoco Inc.) from 1992 to 2000.  Mr. O’Brien also serves on the boards of directors of PrimeWest Energy Inc. and BC Gas Inc.  In addition, he is currently Chair of the board of trustees for Nature Conservancy Canada.

JR SHAW(5) (6) Calgary, Alberta Periods of Service as a Director: January 30, 1998 to present Common Shares(3): 191,900 Deferred Share Units(4): 20,177 Directors’ Options(8): 48,000

JR Shaw has been the Chairman of the Board of Suncor Energy Inc. since 2001.  He is also the Executive Chair of Shaw Communications Inc., the cable television company he founded in 1966.  Mr. Shaw is also a director of Canadian Hydro Developers, Inc. and a director of the Shaw Foundation.

(1)           Member of the Environment, Health and Safety Committee.

(2)           Member of the Audit Committee.

(3)                                  “Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by, the director as at February 27, 2003.  The information relating to holdings of Common Shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually.  Fractional Common Shares have been excluded from the numbers shown. The number of Common Shares held by Mr. George includes 164,972 Common Shares over which he exercises control or direction but which are beneficially owned by members of his family.  Certain Common Shares held by Mr. Benson (400) are beneficially owned by his spouse.  The number of Common Shares held by Mr. Shaw includes Common Shares over which he exercises control or direction, but which are beneficially owned jointly by Mr. Shaw and his spouse (13,900), Common Shares beneficially owned by his spouse (10,000), and Common Shares beneficially owned by his company (24,000).

(4)                                  Deferred Share Units (DSUs) are not voting securities but are included in this table for informational purposes. See “Compensation of Directors” for a description of DSUs. The number of DSUs for each director is as at February 27, 2003, and fractional DSUs have been excluded from the numbers shown.

(5)                                  Member of the Human Resources and Compensation Committee.

(6)                                  Member of the Board Policy, Strategy Review and Governance Committee.  Mr. George was a member of this committee until November 14, 2002.

(7)                                  Mr. George also serves as director and/or officer of certain subsidiaries of Suncor.

(8)                                  Directors’ options are not voting securities but have been included in this table for informational purposes.  Directors’ options comprise only options granted to non-employee directors, as described under the heading, “Compensation of Directors”.  Directors’ options do not include options granted to executives and former executives in their capacities as such under Suncor’s Executive Stock Plan and Sunshare Performance Stock Option Plan, respectively (together, the “Executive Plans”).  Options held by Mr. George under the Executive Plans are reported in the table on page 15.  Mr. O’Brien, a former executive of Suncor, holds 179,656 options granted to him under the Executive Plans while employed as an executive of Suncor.  All of Mr. O’Brien’s Executive Options expire on the earlier of their stated expiry date, or in July 2005, on the third anniversary of his retirement.

BOARD OF DIRECTORS

MEETINGS HELD AND ATTENDANCE OF DIRECTORS

In 2002 the Board of Directors met five times, and Board Committees held the following number of meetings:

Number of Meetings

Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	5
Audit Committee	8
Board Policy, Strategy Review and Governance Committee	5

Each director attended all of the Board meetings and their respective committee meetings in 2002, with the exception of John R. Huff and Robert W. Korthals, who each were absent from one Board meeting and one meeting of their respective committees.

COMPENSATION OF DIRECTORS

Directors, other than Richard L. George, Suncor’s President and Chief Executive Officer, receive compensation from Suncor for services in their capacity as directors.  The Chairman of the Board is paid an annual retainer of $175,000 and all other directors are paid an annual retainer of $30,000, prorated in each case for the period served.  Directors also receive a fee of $1,500 per meeting for attendance at Board or Board committee meetings and are reimbursed for long distance travel to attend such meetings.  Committee chairs receive an additional $5,000 annually.

The Company’s Executive Stock Plan (the “ESP”), described in more detail under the heading, “Report on Executive Compensation”, provides for the automatic grant of options to purchase Common Shares and awards of Limited Appreciation Rights (“LARs”) to Directors who are not employees of Suncor (“Non-Employee Directors”).  Each Non-Employee Director elected or appointed to the Board of Directors for the first time receives an initial grant of options to purchase 8,000 Common Shares and 8,000 LARs, and each Non-Employee Director receives an annual non-discretionary grant of options to purchase 8,000 Common Shares and 8,000 LARs, on the date of the first Board of Directors meeting following each annual meeting of the Company’s shareholders.

Options granted to Non-Employee Directors are exercisable immediately and expire ten years from the date of grant.  The exercise price of the options is equal to the market price of the Common Shares at the time of the grant.  LARs granted to Non-Employee Directors are on the terms described under the heading “Termination Contracts and Change of Control Arrangements”.

The ESP includes provisions which allow for the exercise of a Non-Employee Director’s options for a limited period of time after the date the option holder ceases to be a director of Suncor.  However, all LARs held by a Non-Employee Director immediately terminate upon cessation of such person’s directorship.

The ESP also provides for the payment of a fixed percentage of Directors’ annual retainers in Common Shares.  These provisions may be activated by the Board of Directors.  As of February 27, 2003, these provisions had not been activated.

Since January 1, 1999, Non-Employee Directors have been eligible to participate in a Directors’ Deferred Share Unit Plan (the “DSU Plan”), under which they may elect to receive one-half or all of their cash board compensation (excluding expense reimbursements) in the form of deferred share units (“DSUs”).  The number of DSUs to be credited to a Director’s account on each payment date is equal to the number of Common Shares that could have been purchased on the payment date with the amount of compensation allocated to the DSU Plan.  On each dividend payment date for Common Shares, an additional number of DSUs is credited to the directors’ DSU accounts, equivalent to the number of Common Shares that could have been acquired on that date by notional dividend reinvestment.  DSUs will be paid out in cash when the director ceases to hold office as a director or on a date elected by the director prior to December of the year following cessation of directorship.  The payout will be calculated by multiplying the number of DSUs by the then market value of a Common Share.  In 2002, Directors received a total of 19,523 DSUs.  The number of DSUs held individually by the Directors is set out in the table under the heading “Election of Directors” above.

The Board of Directors has established share ownership guidelines for Non-Employee Directors.  The guideline level of share ownership (including DSUs) is Suncor Common Shares with a market value of $150,000, to be held by each director within five years of being first appointed or elected to the Board. As of December 31, 2002, all Non-Employee Directors were in compliance with the share ownership guidelines.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

During 2002, Brian Canfield, John Huff, Ann McCaig and JR Shaw served as members of the Human Resources and Compensation Committee (the “HR&CC”).  Mr. Canfield served as Chairman.  All members of the HR&CC are outside, unrelated (independent) directors.

Human Resources and Compensation Committee

During 2002, the HR&CC’s mandate was to:

•                  review and ensure that the overall goals and objectives of Suncor are supported by appropriate executive compensation philosophy and programs;

•                  annually evaluate the performance of the CEO against predetermined goals and criteria, and recommend to the Board of Directors the total compensation for the CEO in light of the Board evaluation of the CEO;

•                  annually review the CEO’s evaluation and recommendations for total compensation of the other executive roles;

•                  review the succession planning process and results of the process as it relates to the executive roles;

•                  review, on a summary basis,  any significant compensation and benefit programs for all employees; and

•                  review the competitiveness and form of compensation for the Board of Directors.

Executive Compensation

The Company’s executive compensation program is comprised of three components: base salary, annual incentives and long term incentives.  Together, these components form a comprehensive strategy for achieving the following objectives:

•                  to attract and retain highly qualified management;

•                  to align executive compensation with shareholders’ interests;

•                  to motivate performance by linking incentive compensation to the achievement of business objectives and financial performance;  and

•                  to encourage retention of key people for the succession of Suncor management.

The total compensation mix is structured to place a significant portion of the executives’ compensation at risk, based on individual, business unit and corporate performance, as well as market practice.  Compensation practices are also consistent and competitive with the external market.

For Suncor’s executive officers, including the executives listed in the Summary Compensation Table (the “Named Executive Officers”), base salary is targeted at the 50th percentile, and annual and long term incentives are targeted at the 65th percentile, of remuneration paid by a comparative group of autonomous Canadian companies (the “Comparator Group”) to executives in comparable positions.  The Comparator Group companies compete with Suncor for executive talent, operate in similar business environments and are of similar size, scope and complexity.  Independent compensation consultants provide the survey data on which these guidelines are based and applied.

Executive Compensation Components

Base Salary.  Salary is recognition for discharging job responsibilities and reflects the executive’s performance over time.  Individual salary adjustments take into account performance contributions for the year and reflect sustained performance contributions over a number of years.

Annual Incentive Plan.  The Company’s Management Incentive Plan (“MIP”) provides executive officers and other senior management of the Company with the opportunity to earn annual incentive awards based on the achievement of pre-established annual corporate, business unit and individual performance objectives.  Awards for corporate executives are based on Suncor’s overall performance. Awards for the business unit executives are based on a combination of the performance of Suncor and their respective business unit.

Long Term Incentives.  Suncor’s Named Executive Officers participate in two long-term incentive programs:  (i) the Executive Stock Plan (“ESP”) and (ii) the SunShare Performance Stock Option Plan (“SunShare Plan”).  In addition, in 2002, the five year performance period under the 1997 Special Performance Incentive Plan (the “SPIP”) came to a close, resulting in award payments to all plan participants, including the Named Executive Officers who were employed with the Company on the April 1, 2002 payout date.

(i)            Executive Stock Plan

The ESP was established in 1992 and is designed to reward eligible executives and senior managers in relation to increases in Common Share price. The plan promotes an ownership perspective among employees, encourages the retention of key employees and provides an incentive to enhance shareholder value by furthering the growth and profitability of Suncor.  ESP awards vary according to the position and salary level of the plan participant.

The plan provides for the grant of options for Common Shares, as well as limited appreciation rights (“LARs”) and stock appreciation rights (“SARs”), either with options or standing alone.  The ESP also provides for awards of Common Shares, performance units and performance or bonus shares, and other share based awards not inconsistent with the terms of the ESP.

To date, the Board of Directors has followed a practice of awarding only options for Common Shares and LARs under the ESP. See “Termination Contracts and Change of Control Arrangements” for further information regarding LARs. A maximum of 27,600,000Common Shares, 1,600,000 of which are specifically reserved for Directors (See “Compensation of Directors”), have been authorized for issuance under the ESP since its inception. Of these, 4,480,318 Common Shares remain available for future option grants and other ESP awards. Awards under the ESP are administered by the HR&CC.  The HR&CC considers the amount of Common Shares available for grant and prior years’ grants when approving grants and setting the option grant guidelines under the ESP.

Effective January 26, 2002, Suncor’s executive officers were granted options with an exercise price based on the market value of the Common Shares on that date. For details of these grants to the Named Executive Officers, see the table entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year”.

Effective January 24, 2003, the Board of Directors granted options and awarded LARs under the terms of the ESP to the Named Executive Officers, and to certain other eligible employees.  The exercise price of the options is $26.14 per share, based on the market price of Common Shares on that date.  Mr. George received options to purchase 180,000 Common Shares, Mr. Williams received options to purchase 50,000 Common Shares, Mr. Ashar received options to purchase 67,000 Common Shares, Mr. Byler received options to purchase 50,000 Common Shares, and Mr. Ryley received options to purchase 50,000 Common Shares.  Executive officers, including the Named Executive Officers, were awarded a number of LAR’s equal to the number of options granted.

(ii)           SunShare Performance Stock Option Plan

The SunShare Performance Stock Option Plan (the “SunShare Plan”) is a performance-based stock option plan approved by the Company’s shareholders and implemented in 2002. The SunShare Plan is designed as the cornerstone of the Company’s long-term incentive strategy for eligible employees, including executives, and is aimed at promoting a long-term perspective  in decision making and strategy implementation.  SunShare is intended to foster corporate integration and teamwork across the Company and attract and retain key capabilities required to deliver the Company’s 2002-2008 business strategies.

Under the SunShare Plan all eligible full-time and part-time employees, including the Named Executive Officers, were granted options to purchase Common Shares (the “SunShare Options”) on April 30, 2002 in accordance with award guidelines approved by HR&CC.  Additional SunShare Options may be granted after the initial grant date, principally to support recruitment of new employees and employee advancement to positions of greater accountability with the Company.  The SunShare Plan also provides for the granting of LARs to those option holders who also hold LARs under the ESP.  See “Termination Contracts and Change of Control” for further information regarding LARs.

Under the terms of the SunShare Plan, the exercise price of each SunShare Option cannot be less than the fair market value of a Common Share at the time of grant.   No SunShare Option is exercisable later than April 29, 2012, which is ten years after the effective date of the SunShare Plan.  SunShare Options do not vest until January 1, 2012, approximately four months prior to their expiry, subject to earlier vesting if certain performance criteria are met.  The performance criteria include achievement of company-wide targets for return on capital employed (“ROCE”) with maximum vesting at 15% average annual ROCE over the 2003-2008 period, and achievement of Common Share price targets requiring a doubling of share price by April 2008 for maximum vesting.  The criteria also permit interim and partial vesting based on achievement of the ROCE target for the 2003-2004 period, and share price milestones after 2003 concurrently with achievement of total shareholder return (“TSR”) superior to the TSR of the S&P 500 index during the comparable period.

A maximum of 12,000,000 Common Shares have been authorized for issuance under the SunShare Plan.   Of these, as at February 27, 2003, 3,270,288 Common Shares remain available for future SunShare Option grants.

Effective April 20, 2002, Suncor’s executive officers were granted SunShare Options with an exercise price based on the market value of the Common Shares on that date. For details of these grants to the Named Executive Officers, see the table entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year”.

The Special Performance Incentive Plan

The SPIP, a five year performance-based plan for senior executives established in 1997, concluded on April 1, 2002 (the “Vesting Date”).   Under the terms of the SPIP all outstanding Performance Units granted under the plan would vest on achievement of a 100% increase (including the effect of dividend reinvestment) in value of a notional investment in Common Shares between 1997 when the plan was introduced, and the Vesting Date.  On the Vesting Date, shareholder value was more than three times higher than it was in 1997 when the SPIP was initiated.  Accordingly, all outstanding Performance Units, including those held by Named Executive Officers who were employed on the Vesting Date, fully vested under the terms of the plan.

On the Vesting Date each participant received either cash or Deferred Share Units (DSUs), or a combination thereof, in accordance with their individual payout election.  DSUs are Common Share equivalents that are paid out in cash when the participant ceases to be employed by the Company, or on a date elected by the participant prior to December of the year following cessation of employment.  The attributes of DSUs are described under the heading, “Directors Compensation”, above.  The amounts paid to Named Executive Officers under the SPIP are set forth in the table entitled “Summary Compensation Table”. The total cost of the SPIP on the Vesting Date (including the Vesting Date value of the DSUs) was approximately $86.5 million, which was less than one per cent of the $9.2 billion increase in the Company’s market capitalization over the term of the Plan.

Executive Share Ownership Guidelines

Suncor’s executive share ownership guidelines are for Common Share holdings with an aggregate value of four times base salary for the CEO, two times base salary for senior executives, and one times base salary for other vice presidents.  The guideline becomes applicable on the later of April 1, 2002, and five years after appointment to a position subject to the guidelines.  Common Shares and Deferred Share Units count toward fulfillment of the guidelines. As of December 31, 2002, each executive was in compliance with the share ownership guidelines.

Compensation of the President and Chief Executive Officer

The HR&CC assesses the overall performance and compensation of Mr. George, the President and Chief Executive Officer, on the basis of his sustained performance over time in meeting the following key accountabilities of his office:

•                  positioning Suncor in existing and potential related business areas to enhance earnings,

•                  increasing earnings and cash flow through the judicious expansion of Suncor by development, acquisition or merger,

•                  optimizing the return on assets employed,

•                  communicating the goals and key values of Suncor to its stakeholders,

•                  ensuring that Suncor has a sound financial structure in place to capitalize on growth and diversification opportunities, and

•                  continually improving personal and subordinate effectiveness to assure competent management development and succession.

In addition to base salary of $809,615, Mr. George received an annual incentive of $850,000 for 2002 to recognize the effective leadership he provided as demonstrated by the following Company achievements:

•                  Suncor increased total production by 53 per cent to 239,500 barrels of oil equivalent per day – up from 156,600 barrels of oil equivalent per day in 2001. An Oil Sands average production record of 205,800 barrels per day was set in 2002, attributable to commissioning of Project Millennium in the fourth quarter of 2001.

•                  A new record was set for cash flow provided from operations, exceeding $1.4 billion dollars, and generating record earnings for shareholders. The Company increased earnings to a record $761 million in 2002, compared to $388 million in 2001.

•                  An aggressive debt management plan resulted in a debt reduction of over $450 million during the year.

•                  Construction continued on the company’s Firebag Project, which remains on budget and on schedule. The total estimated project cost is $1 billion, which includes construction of a new vacuum unit.  The Firebag Project is designed to be Suncor’s first commercial scale in-situ project, using technology that has less impact to air, water and land than traditional oil sands mining methods.

•                  Suncor also continued steps in seeking regulatory approval for Voyageur – an Oil Sands expansion plan to increase production up to 550,000 barrels per day by 2012, subject to Suncor Board and regulatory approval and favourable economic and market conditions.

•                  For the fourth year in a row, Suncor was included in the Dow Jones Sustainability Group Index, a global stock index that tracks the performance of leading sustainability companies. Suncor received many other honours during the year, including being named Oil Company of the Year by Platts Global Energy, and a Most Respected Company and CEO by the Globe and Mail newspaper.

•                  Mr. George led a company-wide effort to renew Suncor’s commitment to safety, by launching a safety improvement program called Journey to Zero, as well as the President’s Operational Excellence Awards, which in 2003 will focus on recognizing employee and contractor safety performance.

•                  The Company initiated its first-ever carbon sequestration and enhanced coalbed methane project in Red Deer, Alberta.

•                  The Company continued its commitment to environmental leadership, communicating its assessment of the impacts of the Kyoto Protocol on the Company based on facts known to date and announcements made by the Canadian Federal Government.

During a year of significant market turmoil, Mr. George also continued to show leadership in communicating Suncor’s achievements and growth plans to the investment community. While Suncor’s share price experienced a six per cent decline during the year, it outperformed both the S&P/TSX Composite Index and the S&P 500. The company experienced challenges reducing its Oil Sands operating costs, and a company-wide cost reduction initiative and Oil Sands efficiencies were initiated in mid-2002 to lower these costs.

In addition to his annual compensation, in 2002 Mr. George received an award payout under the Special Performance Incentive Plan (SPIP), a five year long-term incentive plan which successfully concluded on April 1, 2002 with shareholder value being more than three times higher than it was when the plan was initiated in 1997.  Mr. George received a SPIP award payout comprised of $5,184,000 in cash and 100,000 Deferred Share Units (DSUs) valued at $5,740,000 (the value of the DSUs was based on the closing market price of Common Shares on the award payout date).  DSUs are Common Share equivalents that are paid out in cash when the participant ceases to be employed by the Company, or on a date elected by the participant prior to December of the year following cessation of employment.  The attributes of DSUs are described under the heading “Directors Compensation” above. See the “Special Performance Incentive Plan”, above, and the “Summary Compensation Table”, below, for more information about the SPIP and SPIP payouts to the Named Executive Officers.

This report is furnished by the members of the Human Resources and Compensation Committee:

B.A. Canfield, Chairman
J.R. Huff
M.A. McCaig
JR Shaw

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned by the Chief Executive Officer and the four other most highly compensated executive officers.

Summary Compensation Table

					Long-Term Compensation
					Awards			Payouts
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation(2)($)	Securities Under Options/SARs Granted (#)		Restricted Share Units(3) ($)	LTIP Payouts(4) ($)	All Other Compensation(5) (6) ($)

R.L. GEORGE	2002	809,615	850,000	25,541	460,000	(8)	5,740,000	5,184,000	49,399
President and Chief	2001	749,846	720,000	—	210,000				54,270
Executive Officer	2000	686,769	610,000	—	160,000				49,320

M.M. ASHAR	2002	405,308	300,000	12,710	190,000	(8)	2,870,000	2,592,000	28,914
Executive Vice	2001	374,231	200,000	—	83,000				26,736
President,	2000	346,231	200,000	—	72,000				24,603
Oil Sands

S.W. WILLIAMS(7)	2002	231,539	231,000	115,638	160,000	(8)	0	0	993
Executive Vice
President,
Corporate
Development and
Chief Financial
Officer

D.W. BYLER	2002	344,808	205,000	15,912	170,000	(8)	3,576,020	1,384,128	26,664
Executive Vice	2001	313,231	227,000	—	58,000				23,887
President,	2000	279,892	180,000	—	48,000				21,560
Natural Gas and
Renewable Energy

T.L. RYLEY	2002	344,808	205,000	14,157	167,000	(8)	1,701,508	1,536,693	21,943
Executive Vice	2001	313,231	190,000	13,599	58,000				19,874
President, Energy Marketing and Refining	2000	279,683	180,000	56,087	40,000				17,705

(1)                                  Bonus awards are paid in cash in the year following the year in which they are earned.  Amounts paid under the Management Incentive Plan in 2003 in respect of services in 2002 are included.

(2)                                  Amounts reported as Other Annual Compensation include resettlement amounts provided to Named Executive Officers relocated at Suncor’s request, imputed interest on mortgage loans, reimbursement of taxes on these amounts and notional dividend reinvestment in respect of Deferred Share Units granted pursuant to the Special Performance Incentive Plan.

(3)                                  Payouts under the Special Performance Incentive Plan (the “SPIP”) reflect the successful completion of the five-year plan that began April 1, 1997 and concluded April 1, 2002 (the “Payout Date”).  Each SPIP participant elected to receive their payout in cash, Deferred Share Units (DSUs), or a combination of both.  DSUs are Common Share equivalents that are paid out in cash when the participant ceases to be employed by the Company, or on a date elected by the participant prior to December of the year following cessation of employment. This column sets forth the dollar value as at the Payout Date of DSUs issued to each Named Executive Officer under the SPIP.  In aggregate, 241,943 DSUs were issued to the Named Executive Officers at a value of $57.40 each, being the (pre-stock split) closing market price of Common Shares on the Payout Date.  Mr. George, Mr. Ashar and Mr. Ryley each elected to receive 50% of their SPIP payout in cash, with the remaining 50% held as DSU’s. Mr. Byler elected to receive 30% of his payout in cash, with the remaining 70% held as DSU’s.  DSUs are subject to notional dividend reinvestment based on dividends paid on Common Shares.  See the “Report on Executive Compensation” for further plan information.

(4)                                  Cash payouts made under the Special Performance Incentive Plan (the “SPIP”). Cash payouts under the SPIP were calculated based on the number of Performance Units elected to be taken as cash by the executive, multiplied by the average share price of the Common Stock over the 12-week period prior to the Payout Date ($51.84).  See note (3) above and the “Report on Executive Compensation” for further plan information.

(5)                                  Represents Suncor contributions to the Suncor Savings Plan and Personal Retirement Account on behalf of the Named Executive Officer.  Suncor contributes up to 5.5% of employee basic earnings to the Savings Plan on a matching basis.  Suncor also makes contributions to Personal Retirement Accounts for all employees, including Named Executive Officers, of 1% of basic earnings, plus up to an additional 1.5% percent of basic earnings on a 50% matching basis, subject to maximum contribution levels.

(6)                                  Suncor employees, including Named Executive Officers, making current contributions to the Suncor Savings Plan earn up to 2% of their employee basic earnings as credits.  These credits may be used to purchase additional group medical, dental, health and insurance benefits on the same terms as are available to all salaried employees of Suncor, or the credits may be taken as additional compensation.  Credits taken by the Named Executive Officers as additional compensation have been included in the total.

(7)                                  Mr. Williams joined Suncor’s executive team on May 1, 2003 as Executive Vice-President, Corporate Development and Chief Financial Officer.  Accordingly, Mr. Williams’ reported salary for 2002 is for eight months of employment.

(8)                                  Long-Term Compensation Awards during 2002 include options granted under the Executive Stock Plan, as well as options granted under the SunShare Plan.  See “Report On Executive Compensation” for further information about those plans.  Details of each grant can be found in the table entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year”.

Options

For details of the 2002 grants of options to the Named Executive Officers and the fiscal year-end option values, see the following tables.  Details of options granted to Named Executive Officers subsequent to December 31, 2002 are included in the “Report On Executive Compensation”. The Company’s Executive Stock Plan also provides for the issuance of SARs.  However, no SARs were issued during the 2002 fiscal year or were outstanding as of December 31, 2002.

Option/SAR Grants During the Most Recently Completed Fiscal Year(1)

	Individual Grants
Name	Securities Under Options/SARs Granted(1) (#)	% of Total Options/SARs Granted to Employees in Fiscal Year(2) (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date

R.L. GEORGE	180,000(3)	1.69	23.93	23.93	January 25, 2012
	280,000(4)	2.63	27.65	27.65	April 29, 2012

M.M. ASHAR	70,000(3)	0.66	23.93	23.93	January 25, 2012
	120,000(4)	1.13	27.65	27.65	April 29, 2012

S.W. WILLIAMS	40,000(3)	0.38	27.46	27.46	May 1, 2012
	120,000(4)	1.13	27.65	27.65	April 29, 2012

D.W. BYLER	50,000(3)	0.47	23.93	23.93	January 25, 2012
	120,000(4)	1.13	27.65	27.65	April 29, 2012

T.L. RYLEY	47,000(3)	0.44	23.93	23.93	January 25, 2012
	120,000(4)	1.13	27.65	27.65	April 29, 2012

(1)                                  LARs have been granted to certain executives of Suncor, including all Named Executive Officers.  LARs are attached to each stock option held by the recipient and become exercisable only in the event of a change of control transaction.  See “Termination Contracts and Change of Control Arrangements” for further information regarding the LARs.

(2)                                  Options granted to employees include options granted pursuant to the Executive Stock Plan and the SunShare Plan, and options granted pursuant to the Employee Long Term Incentive Plan for non-executive employees.

(3)                                  These options were granted under the Executive Stock Plan.  These options (excluding Mr. William’s options) were granted on January 25, 2002 under the ESP.  The first 1/3 of the award is exercisable on and after January 1, 2003, the second 1/3 on and after January 1, 2004, and the final 1/3 on and after January 1, 2005. Mr. Williams’ option grant was awarded on May 1, 2002. The first 1/3 of Mr. Williams award is exercisable on and after May 1, 2003, the second 1/3 on and after May 1, 2004, and the final 1/3 on and after May 1, 2005.  In the event of a change of control or after the occurrence of certain specified corporate changes any outstanding options which are not then exercisable automatically become exercisable.

(4)                                  These options were granted under the SunShare Plan.  These options were granted to Mr. George, Mr. Ashar, Mr. Byler, and Mr. Ryley on April 30, 2002.  Mr. Williams’ options under the SunShare Plan were granted May 1, 2002.  These options vest fully on January 1, 2012.  Vesting of these options may be accelerated if certain performance criteria are met as defined in the SunShare Plan.  See the “Report On Executive Compensation” for further information about the plan.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised In-The Money Options/SARs at Fiscal Year-End(2) ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable

R.L. GEORGE	70,000	1,419,400	833,595	653,333	11,679,651	1,634,130

M.M. ASHAR	54,408	1,165,058	359,979	269,333	5,124,282	671,304

S.W. WILLIAMS	—	—	—	160,000	0	0

D.W. BYLER	29,528	555,126	206,934	224,666	2,742,940	462,989

T.L. RYLEY	—	—	144,805	218,999	1,915,905	436,649

(1)	The figures shown represent Common Shares.

(2)

The unexercised value is the difference between the exercise price of the option and the closing price for the Common Shares on The Toronto Stock Exchange on December 31, 2002.  The closing price for the Common Shares on The Toronto Stock Exchange on December 31, 2002 was $24.70.  Options are in-the-money at fiscal year-end if the market value of the underlying shares at year-end exceeds the exercise price of the options.

Retirement Arrangements

The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including the Named Executive Officers.  Retirement income is based on a combination of a defined benefit pension payment, including an employee paid benefit feature, and a defined contribution account balance.

In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan (“SERP”).  The SERP is a non-registered, non-funded supplemental retirement arrangement.

The following table represents an estimate of the combined retirement income entitlement of an executive officer from the SERP and the Suncor Energy Pension Plan at the levels of remuneration and the years of service shown.

Pension Plan and SERP Table(1)

REMUNERATION
($)	1	5	10-25
		$	$
200,000	10,000	50,000	100,000
300,000	15,000	75,000	150,000
400,000	20,000	100,000	200,000
500,000	25,000	125,000	250,000
600,000	30,000	150,000	300,000
700,000	35,000	175,000	350,000
800,000	40,000	200,000	400,000
900,000	45,000	225,000	450,000
1,000,000	50,000	250,000	500,000
1,100,000	55,000	275,000	550,000
1,200,000	60,000	300,000	600,000
1,300,000	65,000	325,000	650,000
1,400,000	70,000	350,000	700,000
1,700,000	85,000	425,000	850,000

(1)

Executive retirement income under the SERP is based on the executive’s remuneration. Remuneration under the SERP is an annualized amount based on the average salary plus bonus for the best consecutive 36 months of the last 180 months of continuous service.  For 2001 and prior years, the bonus portion is based on the average of the executive’s last three bonuses, and effective January 1, 2002, the bonus portion is based on the executive’s target bonus.  During a three-year transition period, the bonus portion of the SERP calculation is the greater of the three year average bonus calculated under the post-2001 provisions, and the three year average bonus using a combination of actual and target bonuses.  Executive retirement income for Named Executive Officers is 5% of the executive’s remuneration, calculated in the above-described manner, times the number of years of either credited service or executive pensionable service (depending on the year in which the executive joined the SERP) (“SERP Credited Service”) to a maximum of 10 years.  The retirement benefit will increase by an additional 1.5% of remuneration for each year of executive pensionable service earned after the later of: July 1, 1997; the date the executive completes 25 years of credited service; the effective date of the executive’s eligibility under the SERP; and the date on which the executive has earned a retirement benefit under SERP of at least 50% of remuneration.  A portion of retirement income is payable by the Suncor Energy Pension Plan and a portion is payable under the SERP.  Five years of executive employment are required for rights under the SERP to vest.  Executive officers with less than five years of executive employment may also become eligible to receive supplemental retirement payments under the SERP in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events.  SERP payments for retirement prior to age 60 will be reduced by an early retirement reduction factor.  The normal form of payment on retirement, and the basis on which benefits in the above table are computed is: for married employees, joint and survivor, with 50% to the non-member surviving spouse;  for single employees, for life, with five years guaranteed.

(2)	As of February 27, 2003 remuneration covered by the retirement arrangement and the years of SERP Credited Service (rounded to the nearest whole year) for the Named Executive Officers are as follows:

Name	Remuneration ($)	SERP Credited Service (Years)

R.L. GEORGE	1,393,847	22
M.M. ASHAR	576,272	15
S. WILLIAMS	525,000	1
D.W. BYLER	510,320	23
T.L. RYLEY	497,987	19

(3)	Government of Canada payments received (Old Age Security & Canada Pension Plan) are in addition to the payments shown in the table.

Termination Contracts and Change of Control Arrangements

Suncor has entered into termination contracts with each of the Named Executive Officers to compensate such individuals, based on their remuneration, in the event of any of the following:  termination of employment other than for just cause;  a significant adverse change in their compensation;  a significant diminution in their duties or responsibilities;  certain relocations;  or other material adverse changes to the terms of their employment.  The arrangement provides for a payment of 2.5 times annual remuneration.  The arrangement also provides for cash payments in respect of certain non-vested options, if any, that are cancelled under the ESP as a consequence of termination of their employment.  In the case of options, the payment is calculated based on the in-the-money value of a portion of their non-vested options at the date of termination.  No payments to the Named Executive Officers in respect of resignation, retirement or other termination of employment have been made, accrued or become payable in or in respect of 2002.

Under Suncor’s ESP and the SunShare Plan, the Company may issue LARs. Certain management and executive employees of the Company, including the Named Executive Officers, hold LARs.  LARs provide the holders thereof with an opportunity to realize the value, if any, of their options under the ESP and the SunShare Plan, upon occurrence of a change of control transaction affecting Suncor.  In that circumstance option holders may be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies.  LARs represent a right attached to each option held by the LARs holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of a related option.  The cash payment is equal to the amount, if any, by which (a) the greater of (i) the highest price per Common Share paid by a person acquiring Common Shares in the change of control transaction and (ii) the highest daily trading price of the Common Shares on The Toronto Stock Exchange during the 60 day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the Common Shares on any particular day) exceeds (b) the exercise price of the option to which the LAR is related. LARs are generally issued annually at the discretion of the Company, have an 18 month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled.

Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits.  However, the Board of Directors has the discretion to permit the exercise of such LARs in the manner and on such terms as it may authorize.

The following table shows the incremental number of LARs attached to options granted to each of the Named Executive Officers during 2002 (which is equivalent to the number of options granted in 2002) and the total number of LARs which remained outstanding for each Named Executive Officer (which is equivalent to the number of options then held) as of December 31, 2002.

Name	Number of LARs Granted on January 26, 2002	Number of LARs Granted on April 30, 2002	Number of LARs Outstanding on December 31, 2002

R. L. GEORGE	180,000	280,000	1,486,928
M.M. ASHAR	70,000	120,000	629,312
S.W. WILLIAMS(1)	40,000	120,000	160,000
D.W. BYLER	50,000	120,000	329,800
T.L. RYLEY	47,000	120,000	363,804

(1)                                  Mr. Williams’ LARs were granted May 1, 2002, at the commencement of his employment as Executive Vice President, Corporate Development and Chief Financial Officer.

As disclosed above in the notes to the tables entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year” and “Pension Plan and SERP Table”, options granted under the ESP but not yet exercisable may automatically become exercisable and executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive’s responsibilities.  In addition, Suncor has entered into certain trust arrangements to secure its obligations under the SERP, under the termination contracts described above, and under the SPIP and the SunShare Plan, upon a pending change in control of Suncor.

Options granted under the SunShare Plan, but not yet exerciseable, become immediately exerciseable in the event of a change of control of Suncor.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2002, and their respective associates were at any time during the year indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or, excluding routine indebtedness, otherwise, except as set forth in the table below, and as at February 27, 2003 there was no such indebtedness.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002	Amount Outstanding as of February 27, 2003

S.W. Williams Executive Vice President, Corporate Development and Chief Financial Officer	Lender	$1,803,507(1)	$0

(1)                                  The loan to Mr. Williams was short-term bridge financing provided to Mr. Williams in connection with his relocation from Manchester, England to Calgary, Alberta.  The terms of the loan, which was entered into on June 24, 2002, provided that it was to be disbursed upon Mr. William’s purchase of a home in Calgary, Alberta and was to be repaid within six months of the date of purchase, subject to the Company’s right to demand payment at an earlier date at its discretion.  The loan was interest-free and was secured by way of mortgage of Mr. William’s principal residence.  The loan was repaid in full within the required six month period.

PERFORMANCE GRAPH

The following graph shows, as of December 31 in each of 1997, 1998, 1999, 2000, 2001 and 2002, the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 1997 in each of Suncor Energy Inc. Common Shares, the S&P/TSX Composite (TRIV) Index, the S&P/TSX Composite Energy (TRIV) Index and the TSX Integrated Oils (TRIV) Index.

	December 31, 1997(1)	December 31, 1998(1)	December 31, 1999(1)	December 31, 2000(1)	December 31, 2001(1)	December 31, 2002(1)

Suncor Energy Inc.	$100	95	126	162	223	212

S&P/TSX Composite (TRIV) Index	$100	98	130	139	122	107

S&P/TSX Composite Energy (TRIV) Index	$100	70	89	131	140	160

TSX Integrated Oils (TRIV) Index (2)	$100	80	104	153	183	199

(1)                                  The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

(2)                                  Due to the announced discontinuance of TSX Integrated Oil Index during May 2003, Suncor will no longer provide this benchmark in future Management Proxy Circulars.  Instead, the S&P/TSX Composite Energy Index, which includes Suncor, its Canadian peers and other energy related companies, is provided as a benchmark, and will continue to be provided in future Management Proxy Circulars.

DIRECTORS’ AND OFFICERS’ INSURANCE

Under policies purchased by Suncor, insurance of a maximum amount of approximately US$100 million is in effect for the directors and officers of Suncor against liability for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty in the discharge of their duties, individually or collectively.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$5 million in circumstances where Suncor is permitted by law to indemnify individual directors and officers.  If Suncor is unable by law to indemnify individual directors and officers, there is no deductible.  In 2002 Suncor paid premiums of approximately US$227,000 for directors and officers insurance. No premiums were paid by any individual director or officer.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

2002 has been a year of significant change in corporate governance practices. Both stock exchanges on which Suncor’s common shares are listed – the NYSE and TSX – have proposed changes to their listing requirements with a view to strengthening corporate governance of their listed companies. The Sarbanes-Oxley Act (SOA) of 2002 became law in the United States on July 30, 2002, to deal with concerns about corporate ethics precipitated by recent spectacular corporate failures.  The Securities and Exchange Commission is continuing its process of adopting rules to implement SOA provisions dealing with diverse subjects such as conflicts of interest, the qualifications and independence of directors and external auditors and financial reporting standards and certification requirements.

Suncor’s Board of Directors is committed to maintaining high standards of corporate governance, and regularly reviews them in light of changing practices, expectations and legal requirements. In the context of the NYSE, TSX and SOA changes, many of which remain to be finalized, in November 2002 the Board undertook an extensive review of Suncor’s corporate governance practices.  As a result of that review, the Board implemented a number of enhancements to Suncor’s system of corporate governance. They include:

•                  Enhancements to Suncor’s Business Conduct Code, including a new policy articulating Suncor’s expectations for the integrity of financial data and reporting.

•                  A new process to deal with complaints and concerns about ethical matters, including the confidential anonymous submission by employees of concerns relating to questionable accounting or auditing matters.

•                  Voluntary CEO / CFO certification of Suncor’s 2002 third quarter financial report to the Securities and Exchange Commission.

•                  New financial literacy requirements for members of Suncor’s audit committee, and a new requirement that at least one member of the audit committee meet the Board’s criteria as an “audit committee financial expert”.

•                  New independence criteria reflecting TSX and NYSE standards and guidelines, against which the Board annually determines the independence of each of its members.

•                  Greater transparency of Suncor’s ethics, values and beliefs, including full disclosure of Suncor’s Business Conduct Code on our external website.

•                  A new policy precluding the Company from retaining its external auditor for prohibited consulting services, and requiring all permitted non-assurance work performed by its external auditor to be approved in advance by the Audit Committee.

•                  Formal Audit Committee annual reviews of the Company’s reserves estimates, including a review of the independence and performance of the Company’s external reserve engineers.

Additional information on Suncor’s corporate governance practices is set out in Appendix A to this Circular, which summarizes the corporate governance guidelines (the “TSX Guidelines”) of the TSX, and Suncor’s alignment with them.  Schedule A should be read in conjunction with the following general description of Suncor’s current system of corporate governance.

The cornerstone of Suncor’s governance system is its Board of Directors, whose fundamental duty is to supervise the management of Suncor’s business and affairs. The Board has written terms of reference (the “charter” of the Board of Directors), that includes a mandate outlining its major goals and duties.  The Board of Directors has adopted a management control process policy which delegates to management the responsibility and authority to direct Suncor’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans.  Under the policy, certain matters, including the acquisition of new lines of business and significant acquisitions, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board’s terms of reference outlines the Board’s major goals and duties. These range from specific matters, such as the declaration of dividends, that by law must be exercised by the Board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. It reviews with management the Company’s mission, objectives and goals and the strategies whereby it proposes to achieve them, and monitors the Company’s progress in these areas.  It provides both leadership and policy direction to management to ensure high standards of legal and ethical conduct are developed and maintained, and to incorporate sustainability concepts into its strategic visions and implementation plans.  The Board ensures the continuity of executive management by assuming responsibility for the appointment of a chief executive officer and overseeing succession planning for that key role.  It also monitors and evaluates the performance of the CEO and other senior officers against established objectives and criteria that support the Company’s strategic plans.  The Board plays a key role in the oversight of the Company’s financial matters, including capital structure management, financial results reporting, and oversight of risk management, monitoring and mitigation systems and procedures.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate (charter). Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.  The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full Board or an individual director), at Suncor’s expense, to assist them in fulfilling their mandate.

In accordance with its terms of reference, the Board is comprised of a majority (nine of eleven members) of independent (unrelated) directors, as is the Environment, Health & Safety Committee of the Board (four of five members).  The Audit Committee, the Human Resources and Compensation Committee and the Board Policy, Strategy Review and Governance Committee are comprised entirely of independent (unrelated) directors. Members of the Audit Committee are required to be financially literate, in accordance with criteria established by the Board reflecting stock exchange and legal requirements.  In addition, at least one member of the Audit Committee must be determined by the Board to be an “audit committee financial expert”. (See Appendix A for a description of the Board’s independence, financial literacy and financial expertise criteria and determinations).

The following is a brief summary of they key functions, roles and responsibilities of Suncor’s Board committees.

Policy, Strategy Review and Governance Committee.  The Board Policy, Strategy Review and Governance Committee assists the Board in the two areas: corporate governance and corporate strategy. In its governance role, the committee is mandated to determine Suncor’s overall approach to governance issues and key corporate governance principles.  The committee monitors, assesses and reviews matters pertaining to the organization and composition of the Board of Directors, the organization and conduct of Board meetings, and the effectiveness and independence of the Board, its committees and individual members. It also reviews key matters pertaining to Suncor’s values, beliefs and standards of ethical conduct.  In its strategy role, the committee reviews and provides advice with respect to the preliminary stages of key strategic initiatives and projects, and reviews and assesses processes relating to long range and strategic planning and budgeting.

Audit Committee.  The Audit Committee assists the Board in matters relating to Suncor’s internal controls, internal and external auditors and the external audit process, financial reporting and public communication, and certain other key financial matters. The committee is also mandated to provide an open avenue of communication between management, the internal and external auditors, and the Board of Directors.

In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of the Company’s financial reporting, management information and internal control systems. The Audit Committee exercises general oversight over the internal audit function, by reviewing the plans, activities, organizational structure, qualifications and performance of the internal auditors.  The appointment or termination of Suncor’s chief officer in charge of internal audit is reviewed and approved by the Audit Committee.  This officer has a direct reporting relationship with the committee and meets with them, in the absence of other members of management, at least quarterly. The committee also monitors compliance with Suncor’s business conduct code, by conducting an annual review of the code and the related annual compliance program, and monitoring the status and resolution of any complaints relating to code violations.

The Audit Committee plays a key role in relation to Suncor’s external auditors.  It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures. The Audit Committee reviews, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accounting and disclosure policies and other financial matters.  The Audit Committee also plays a key role in financial reporting, by reviewing Suncor’s core disclosure documents, being its annual and interim financial statements, Management’s Discussion and Analysis (MD&A) and annual information form (Form 40-F in the United States).  The committee approves interim financial statements and interim MD&A and makes recommendations to the Board with respect to approval of the annual disclosure documents.  The Audit Committee also reviews the Company’s annual estimates of proved and probable reserves of oil and natural gas, as well as the engagement and independence of the Company’s external reserves engineers.

The committee reviews the key policies and practices of the Company with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters.  It also reviews the assets, financial performance, funding and investment strategy of the Company’s registered pension plan, as well as the terms of engagement of the plan’s actuary and fund manager, and any significant actuarial reports.

Environment, Health and Safety Committee.  The Environment, Health and Safety Committee reviews the effectiveness with which the Company meets its obligations and achieves its objectives pertaining to the environment, health and safety (EH&S).  This includes the effectiveness with which management establishes and maintains appropriate EH&S policies.  This committee also monitors management’s performance and emerging trends and issues in these areas.  In fulfilling its role, the Committee monitors the adequacy of the Company’s system of EH&S internal controls, and reviews quarterly management stewardship reports as well as the findings of significant external and internal EH&S investigations, assessments, reviews and audits.  Suncor’s periodic sustainability report, a detailed public disclosure document that includes  reporting on Suncor’s EH&S progress, plans and performance objectives, is also reviewed by the Committee.

Human Resources & Compensation Committee. For more information regarding the nature, scope, roles and responsibilities of the Human Resources & Compensation Committee, see “Report on Executive Compensation”, commencing on page 7 of this Circular.

The current environment of change in corporate governance practices is expected to continue in 2003.  Suncor’s Board of Directors is committed to regular reviews of Suncor’s governance against changing legal and regulatory requirements and emerging best practices, and to maintaining a process of continuous enhancement of its system of corporate governance.

SPECIAL BUSINESS OF THE MEETING  -  SHAREHOLDER PROPOSAL

The Company has received a shareholder proposal (the “Proposal”) from the Carpenters’ Local 27 Pension Trust Fund (the “Carpenters’ Fund”) proposing that, at the Meeting, shareholders be asked to consider, and if thought fit, pass, with or without amendment, an ordinary resolution requesting the Company’s Board of Directors to establish a policy of expensing in the Company’s annual income statement the costs of all future stock options issued to senior Company executives.  The Board of Directors recommends a vote AGAINST the Proposal.

Details of the Proposal, including the text of the resolution proposed by the Carpenters’ Fund and the statement of the Carpenters’ Fund in support of the Proposal, and the response and recommendation of Suncor’s management and Board of Directors to vote against the Proposal, are in Appendix B to this Circular.

The persons named in the accompanying form of proxy intend to vote against the resolution requesting the Board of Directors to establish a policy of expensing options of senior Company executives on the Company’s annual income statement, unless instructed otherwise by the shareholder signing the proxy.

APPOINTMENT OF AUDITORS

The persons named in the accompanying form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of Suncor, to hold office until the close of the next annual meeting.  PricewaterhouseCoopers LLP have been auditors of Suncor for more than five years.

The aggregate fees billed by PricewaterhouseCoopers LLP for audit and audit-related services to the Company for the 2002 year were approximately $1,796,000.  For tax, fees billed in 2002 were approximately $149,000 and fees billed for consulting were approximately $1,338,000.

GENERAL

The information contained herein is given as of February 27, 2003, except as otherwise indicated.  A copy of the documents set out below may be obtained without charge by any person upon request from the Company at 112 - 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com:

1.                                       Suncor’s current annual report containing financial statements for the most recently completed financial year and the report of the auditors relating thereto together with any subsequent interim financial statements;  and

2.                                       This Circular.

In addition, persons resident in the United States may obtain a copy of Suncor’s current Form 40-F and persons resident elsewhere may obtain a copy of Suncor’s current Annual Information Form, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to the Company at the address noted above.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Directors of Suncor.

February 27, 2003
/s/ JANICE B. ODEGAARD
Janice B. Odegaard
Vice President, Associate General Counsel and
Corporate Secretary

APPENDIX A

The following chart compares Suncor’s corporate governance practices with the TSX corporate governance guidelines (TSX Guidelines).

In March 2002 and again in December 2002, the TSX circulated proposals (TSX Proposals) to amend the current TSX Guidelines.  As of February 27, 2003, these proposals are still under review by regulators and accordingly are not finalized and remain subject to change.  In keeping with Suncor’s commitment to maintain high standards of corporate governance by continually assessing and reviewing its system of corporate governance against evolving guidelines, practices and requirements, Suncor has included commentary below on the alignment of its current corporate governance systems with the TSX Proposals.

In August 2002, the NYSE published proposed amendments to its listing requirements in respect of corporate governance (the NYSE Proposals), which when implemented will require Suncor, as a non-U.S. company, to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under the NYSE Proposals.  As of February 27, 2003, Suncor’s corporate governance practices do not differ from the NYSE Proposals in any significant respect.

Corporate Governance Guideline	Suncor Alignment	Commentary

1. The Board of Directors should explicitly assume responsibility for stewardship of the Company, and specifically for:	Yes

The Board of Directors (“Board”) has adopted terms of reference, which includes guidelines for the Board and its committees, as well as a formal mandate setting out the Board’s major goals, responsibilities and duties.  The overarching duty of the Board is to oversee development of the overall strategic direction and policy framework for the Company.

a. Adoption of a strategic planning process	Yes

One of the Board’s major duties is to review with management the Company’s mission, objectives and goals, and the strategies whereby it proposes to achieve them.  The Board is responsible for ensuring the Company has an effective strategic planning process, and for annually approving the strategies reflected in the Company’s long range plan, which takes into account, among other things, the opportunities and risks of the Company’s business.

The Board Policy, Strategy Review and Governance (“Board Policy”) Committee assists the Board of Directors and management by, among other things, reviewing and assessing the effectiveness of processes relating to long range planning and budgeting.  A Board meeting principally devoted to strategic planning is held annually.

b. Identification of principal risks, and implementing risk management systems	Yes

One of the major responsibilities of the Board is to identify the principal risks of the Company’s business and ensure there are systems in place to effectively monitor and manage them. The Board discharges these responsibilities by, among other things, its participation in the long range and strategic planning processes, which involves consideration of the principal risks inherent in Suncor’s businesses.  Specific risks and risk management are also addressed by committees of the Board.  For example, the Board Policy Committee’s mandate includes providing advice with respect to the early stages of key strategic initiatives and projects and assessing the planning and budgeting processes, all of which involve

1

Corporate Governance Guideline	Suncor Alignment	Commentary

consideration of risks and related management systems.  The Environment, Health and Safety Committee plays a role in reviewing environmental, health and safety issues and reporting to the Board of Directors on these matters.  The Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and the use of financial derivatives.

c. Succession planning and monitoring senior management	Yes

The Board is responsible for monitoring and reviewing the performance of the Chief Executive Officer (“CEO”) and other senior officers and for ensuring adequate succession for their positions.  The Human Resources and Compensation Committee (“HR&CC”) is specifically mandated to ensure that appropriate executive succession planning and performance evaluation programs are in place and that they are operating effectively.  The committee conducts an annual review of the performance of the CEO against predetermined goals and criteria, and recommends to the Board the total compensation of the CEO.  Senior management performance evaluations are undertaken annually, under the aegis of the CEO, and the results are reviewed by the committee.  The committee also reviews and reports to the Board of Directors on the succession plan for senior management positions, including the position of the CEO.  In addition, succession planning is included in the job descriptions for senior management.

d. Communications policy	Yes

The Board of Directors is specifically mandated to ensure systems are in place for communications with Suncor’s shareholders and other stakeholders.  Through Company policies, procedures and processes, Suncor seeks to interpret its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, environmental reports, webcasts, an external website, briefing sessions and group meetings.  The Company encourages and seeks stakeholder feedback through corporate communications and investor relations programs. The Board, either directly or through the activities of the Audit Committee, reviews all quarterly and annual financial statements and related management’s discussion and analysis, management proxy circulars and annual information forms, among others.

The Company has a communication policy that addresses the Company’s interaction with shareholders, investment analysts, other stakeholders and the public.  The policy includes measures to avoid selective disclosure of material information. Suncor’s business conduct code addresses the Company’s obligations around continuous and timely disclosure of material information.  These policies are reviewed at least annually by the Company.  The Audit Committee reviews and approves the Company’s communication policy, and oversees an annual review of the Company’s business conduct code.

e. Integrity of internal control and management information systems	Yes

The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor’s internal control and management information systems.  The Audit Committee is specifically mandated to assist the Board of Directors by reviewing the effectiveness of financial reporting, management information and internal control systems.  This function includes a review of the evaluation of these systems by internal and external auditors, as well as the activities, organizational structure and qualifications of internal auditors, and the independence and effectiveness of external auditors.

2. Majority of directors should	Yes	The Board reviews the independence of its members annually and has determined based on its most recent annual review conducted in February

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Corporate Governance Guideline	Suncor Alignment	Commentary

be “unrelated” (independent)

2003 that all but two (Richard L. George, Suncor’s President and CEO, and Michael W. O’Brien, who retired as Suncor’s CFO and Vice President, Corporate Development, in 2002) of its eleven directors are unrelated and independent.

3. Disclose analysis of independence determinations by the Board	Yes

Under the TSX guidelines, an “unrelated” director is a director who is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company.

Under the NYSE proposals, the NYSE requires that a majority of directors be “independent”. Both the NYSE and TSX proposals set out additional criteria that should be considered in determining whether directors are “independent” or “unrelated”, and identify certain relationships that operate as a complete bar to a finding of independence or unrelatedness.

Suncor’s Board has developed common criteria for determining whether its members are unrelated and independent, incorporating the TSX and NYSE Proposals. When assessing against the criteria, the board determines whether any independence bars exist, as they do in the case of two directors:  Mr. George is deemed to be related and non-independent because he is Suncor’s CEO, and Mr. O’Brien is deemed to be related and non-independent because he is a recently retired executive of Suncor. Pursuant to the Board’s criteria and consistent with the TSX Proposals, the Chairman of the Board, Mr. Shaw, is not considered to be a “related” director by virtue of his position as chair, as he holds the position in a non-executive capacity.  The Board also reviews and analyzes the existence, materiality and affect of any relationships between the Company and each of its directors, either directly, through immediate family members or as partners, significant shareholders or officers of another organization.

4. Appoint a Committee:

a. responsible for the appointment and assessment of directors	Yes

The Board Policy Committee has the mandate, with input from the full Board, outside advisors and management, criteria for selecting new directors, maintain a list of potential candidates, and recommend Board nominees to the full Board of Directors. The Board Policy Committee has the authority on behalf of the Board to engage outside advisors to assist in the identification and assessment of director candidates. This committee also conducts an annual assessment of the effectiveness of the Board and its committees, which includes an evaluation of the performance and contribution of individual directors.

b. composed exclusively of outside (non-management) directors, the majority of whom are unrelated	Yes	The Board Policy Committee consists entirely of outside, unrelated directors.

5. Implement a process for assessing the effectiveness of the Board of	Yes

The Board Policy Committee annually assesses and evaluates the performance and contribution of individual members of the Board of Directors and the effectiveness of the Board of Directors and its committees.

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Corporate Governance Guideline	Suncor Alignment	Commentary

Directors, its committees and individual directors

6. Provide orientation and education programs for new directors	Yes

Suncor provides orientation and education materials to new members of the Board of Directors, and conducts a formal orientation program involving meetings with senior management on key legal, environmental, business, financial and operational issues. A Directors’ Manual, containing pertinent information relating to the Board and the Company, is provided to each director.

Presentations and tours at the sites of Suncor’s principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of acquainting directors with Suncor’s operations and the communities in which they are located.

7. Consider size of Board of Directors, and impact of the number on Board effectiveness	Yes

The Board of Directors is specifically mandated to fix its size, subject to shareholder approval, where required. The Board has determined that its current eleven to twelve members is conducive to effective decision making while ensuring a sufficient number to resource the Board’s four standing committees.

The TSX Proposals expand this guideline to include the composition of the Board, as well as its size.  Suncor’s Board Policy Committee is charged with the duty of assisting the Board in matters pertaining to, among other things, the Board’s organization and composition. Suncor’s Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills.  The Board Policy Committee reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Company.  This committee also works with the Board, with input from outside advisors and management, to establish criteria for new director candidates. See item 4(a).

8. Review compensation of directors in light of risks and responsibilities	Yes

The HR&CC reviews and reports to the Board on directors’ compensation issues.  The committee has developed, in consultation with outside advisors, guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Suncor’s director compensation program.  The Board has set director compensation based upon recommendations from this committee.

The TSX proposes to expand this guideline to include a role in reviewing the compensation of senior management.  The HR&CC is mandated to recommend to the Board of Directors the total compensation of the CEO and to annually review the CEO’s recommendations for total compensation of other executive roles.  For a description of the factors that are considered by the HR&CC in reviewing executive compensation, see the “Report on Executive Compensation” in this proxy circular.

The HR&CC is comprised solely of outside, unrelated (independent) directors.

9. Committees should generally be composed of outside directors, a majority of	Yes

Three of Suncor’s standing committees (Audit, Board Policy and HR&CC) are comprised solely of unrelated (independent) directors.  Suncor’s fourth standing committee (Environment Health and Safety) is comprised of a majority of unrelated (independent) directors.  Mr. O’Brien, a “related” director, is a member of the Environment, Health and Safety Committee.

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Corporate Governance Guideline	Suncor Alignment	Commentary

whom are unrelated		The composition of Suncor’s Board committees is consistent with the NYSE Proposals.

10. Appoint a committee responsible for Suncor’s approach to corporate governance issues	Yes

The Board Policy Committee assists the Board of Directors in matters pertaining to the Company’s approach to governance issues. In fulfilling its governance role, this committee monitors developments relating to governance issues and makes recommendations to the full Board relating to the Company’s corporate governance principles.  Among other things, this committee has reviewed Suncor’s response to the TSX guidelines as well as the TSX and NYSE Proposals, and continues to monitor, review and recommend to the full Board changes to Suncor’s governance systems as practices, guidelines and requirements evolve.

11.

a. Define limits to management’s responsibilities by developing mandates for:

i. the Board of Directors	Yes

The Board of Directors has approved and regularly reviews its terms of reference.  The Board terms of reference, as the charter of the Board, includes a general overview of the Board’s role in Suncor’s governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate that describes its major responsibilities, goals and duties.  The Board’s statutory duty to supervise the management of Suncor’s business and affiars, is embodied in the scope of the Board’s role in overseeing strategic planning, management succession plans, risk identification and management, succession planning, internal controls and other key aspects of governance.  The Board of Directors delegated day-to-day management to Suncor’s CEO and other members of management.  A management control process policy, adopted by the Board, sets limits on the specific authority delegated to management.

ii. the Chief Executive Officer	Yes

There is an accountability statement for the office of CEO which defines the main role of the position and identifies its key accountabilities, described in more detail in the “Report on Executive Compensation”.

b. Board of Directors should approve the Chief Executive Officer’s corporate objectives and assess CEO against these objectives.	Yes

The corporate objectives for which the CEO is responsible are set annually by the Board of Directors in consultation with the Board Policy Committee.  In addition, the HR&CC Committee annually reviews the CEO’s performance goals and criteria, and his performance is measured against these criteria and the key accountabilities of his position in conjunction with compensation reviews, and the Committee reports its assessment to the Board.

12. Establish structures and procedures to enable the Board of Directors to function independently of management.	Yes

The Board Terms of Reference state that the Chairman of the Board must be an unrelated (independent) director.  Mr. Shaw, Suncor’s Chairman of the Board, has been determined by the Board to be unrelated (independent) (See item 2).

The Board of Directors and its committees meet independently of management when warranted. In addition, in camera sessions, chaired by the Chairman of the Board or of the applicable committee, are held at each Board and Board committee meeting in the absence of inside directors and

5

Corporate Governance Guideline	Suncor Alignment	Commentary

other members of management.  The Audit Committee meets with the external auditors without management present, and Suncor’s Director of Internal Audit, a Suncor employee with direct reporting channels to the Audit Committee, also meets with the Audit Committee in the absence of other members of management.

13.

a.   Ensure an Audit Committee has a specifically defined mandate.

The Audit Committee should have direct communication channels with internal and external auditors.

The Audit committees duties should include oversight of management’s design and implementation of effective internal controls.

Yes

The Audit Committee has a specifically defined mandate.  A summary of that mandate is included in the “Statement of Corporate Governance Practices” in this Circular.

The Audit Committee has direct communication channels with Suncor’s internal and external auditors and meets regularly with the external auditors without presence of management.  Suncor’s Director of Internal Audit reports directly to the Audit Committee on a regular basis.

The Audit Committee is mandated to enquire as to the adequacy of Suncor’s system of internal controls, and review the evaluation of internal and financial controls by internal and external auditors, respectively.

b. All members should be non-management directors.	Yes

All members are outside, unrelated (independent) directors.

The TSX and NYSE Proposals and the SOA each state that audit committee members should be financially literate and at least one member (the “Audit Committee Financial Expert”) should have “financial expertise”.

The Board has defined financial literacy generally as the ability to read and understand financial statements, and has defined an Audit Committee Financial Expert as a director who has an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to Suncor’s, or experience actively supervising one or more persons engaged in such activities; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions. The Board has also established criteria to assist the Board in evaluating each director’s education and experience against the financial literacy and expertise requirements.

The Board has affirmatively determined that all members of the Audit Committee are financially literate and three of its members, Bryan Davies, John Ferguson and Robert Korthals, are “Audit Committee Financial Experts”.

Pursuant to the Board Terms of Reference, Audit Committee members

6

Corporate Governance Guideline	Suncor Alignment	Commentary

must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee.  Mr. Korthals is currently on the audit committee of five public companies.  The Board has determined that this fact does not impair Mr. Korthals’ ability to effectively serve on Suncor’s Audit Committee based on an analysis of Mr. Korthals time commitments in general, the demands of those other committees, and the time commitment required of members of Suncor’s Audit Committee.

14. Implement a system to enable individual directors to engage outside advisors at the Company’s expense.	Yes

The Board of Directors, its committees, and individual directors may engage outside advisors at Suncor’s expense with the approval of the Chairman of the Board of Directors, Chairman of the Board Policy Committee or Chairman of the applicable committee.

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APPENDIX B

SHAREHOLDER PROPOSAL

PROPOSAL OF THE CARPENTERS’ FUND

The Carpenters’ Fund, whose address is c/o Manion, Wilkins & Associates Ltd., 230 Norseman Street, Etobicoke, Ontario, M8Z 6A2, has submitted a Proposal for consideration at the Meeting.  Suncor is legally required to include the Proposal in this Circular.  The Proposal and supporting statement of the Carpenters’ Fund are set out verbatim, in italics, below.  For the reasons discussed below, the Board of Directors and management of Suncor recommend that Shareholders vote against the Proposal.

Text of Resolution proposed by the Carpenters’ Fund:

“BE IT RESOLVED as an ordinary resolution of the shareholders of the Company that the shareholders of the Company hereby request that the Company’s Board of Directors establish a policy of expensing in the Company’s annual income statement the costs of all future stock options issued to senior Company executives.”

Supporting Statement of the Carpenters’ Fund:

“Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report.  Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income.  We believe that expensing stock options would more accurately reflect a company’s operational earnings.

Stock options are an important component of our Company’s executive compensation program.  Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies.  The lack of option expensing can promote excessive use of options in a company’s compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor’s indicated that the expensing of stock options grant costs would have lowered operational earnings at companies by as much as 10%.  “The failure to expense stock option grants has introduced a significant distortion in reported earnings,” stated U.S. Federal Reserve Board Chairman Alan Greenspan.  “Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company’s worth,” he concluded.  (See: Globe and Mail, “Expensing Options Is a Bandwagon Worth Joining”, Aug. 16, 2002.)

Warren Buffet wrote in the New York Times Op-Ed piece on July 24, 2002:

There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives.  And its justified.

For many years, I’ve had little confidence in the earnings numbers reports by most corporations.  I’m not talking about Enron and WorldCom – examples of outright crookedness.  Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings…

Options are a huge cost for many corporations and a huge benefit to executives.  No wonder, then, that they have fought ferociously to avoid making a charge

1

against their earnings. Without blushing, almost all C.E.O.’s have told their shareholders that options are cost-free…

When a company gives something of value to its employees in return for their services, it is clearly a compensation expense.  And if expenses don’t belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors’ concerns about their failure to expense stock options.  In recent months, over 100 U.S. and Canadian companies, including Bank of Montreal, Toronto Dominion Bank, Coca Cola Corporation, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements.  Our company has yet to act.  We urge your support.”

Suncor’s Board of Directors and Management recommend that Shareholders vote AGAINST the Proposal for the following reasons:

Suncor’s management and Board of Directors are fully supportive of the Proposal’s underlying principle: that stock options represent a cost to companies that should be recognized in financial statements.  Suncor believes this principle goes beyond reporting only executive options, and applies to all stock options granted by a company.

Suncor’s Board has already adopted a policy.  Suncor’s Board of Directors already has a policy with respect to expensing stock options.  In accordance with that policy Suncor provides detailed stock option valuation and income statement impact disclosure in its financial statement notes.  Also in accordance with that policy, Suncor will begin “expensing” options when the anticipated Canadian standards are adopted by the Canadian Institute of Chartered Accountants (CICA).

Clear and Consistent Expensing Rules are Anticipated.  Based on statements in an exposure draft issued by the CICA in December 2002, Suncor understands new Canadian standards will likely be announced in the near future to have application for the 2003 or 2004 financial year.  The anticipated standards are expected to establish a clear, consistent methodology for stock option expensing by Canadian companies, and prescribe clear transitional rules that will ensure consistency in reporting and comparability among companies.

In the interim, Suncor’s Board of Directors has noted that a small minority of companies in Canada and the United States have adopted a practice of expensing stock options on a voluntary basis.  In developing its current policy, Suncor’s Board considered whether it was advisable to adopt a similar practice in anticipation of the new rules. However, after careful consideration, the Board determined that voluntary adoption at this time would be premature, as the Company would have to speculate how the new standard will be applied, and risk publishing financial results that, within a short period of time, could become non-compliant, requiring further changes and a possible restatement of earnings.  This result would not be in Suncor’s best interests, and would only add to the current confusion and lack of transparency for the investing public.

Therefore, Suncor’s management and Board of Directors recommend that shareholders vote against the Proposal.

Summary of the Recommendation of Suncor’s Management and Board of Directors:

In summary, Management and the Board recommend that shareholders vote against the Proposal. Suncor’s Board of Directors already has a policy in respect of expensing stock options in the Company’s annual income statement, coupled with the pending accounting standard changes, the proposed resolution is both unnecessary and premature.  In the interim, in accordance with the policy adopted by the Board Suncor will:

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•                  Continue disclosing the fair value, using the Black-Scholes or other acceptable valuation methodology, of Suncor’s stock option grants and calculating and disclosing how expensing those options would impact earnings, in a financial statement note.

•                  Monitoring the work of the CICA and other accounting standards setters to determine how best to recognize the cost of stock options and transition to new reporting standards in a manner that will be uniform, clear and transparent; and

•                  Begin “expensing” stock options on the Company’s income statement when the anticipated accounting rules are adopted by the CICA.

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